UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the month of: August 2009
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                         -------------------------------
                 (Translation of registrant's name into English)

                              94 Em Hamoshavot Road
                           Petach Tikva 49527, Israel
                           --------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X|    Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

      Attached hereto and incorporated by reference herein is the registrant's press release announcing the closure of the acquisition of the assets of AST (marketed as The Contractor Office), issued on August 5, 2009.

The information in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. is incorporated by reference into the Forms S-8 of the Company, registration numbers 333-42000, 333-115003, 333-135435, 333-141307, 333-149825 and
333-158839, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.



                                    SIGNATURE
                                    ---------


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         CLICKSOFTWARE TECHNOLOGIES LTD.
                                         (Registrant)


                                       By:  /s/ Shmuel Arvatz
                                          ------------------------------------
                                          Name:   Shmuel Arvatz
                                          Title:  Executive Vice President and
                                                  Chief Financial Officer



Date: August 5, 2009

Contacts:
Shmuel Arvatz                                           Noa Schuman
Chief Financial Officer                                 Investor Relations
+972-3-765-9400                                         +972-3-7659-467
Shmuel.Arvatz@clicksoftware.com
Noa.Schuman@clicksoftware.com

            ClickSoftware Announces Closure of AST Assets Acquisition

BURLINGTON,  Mass., August 5, 2009 -- ClickSoftware Technologies Ltd. (NasdaqGS:
CKSW), the leading provider of mobile workforce management and service optimization solutions, today announced that it has successfully closed the acquisition of the assets of AST (marketed as The Contractor Office). ClickSoftware acquired all the assets of AST including its technology, customers and employees for a total consideration of about $1.6 million paid in cash, and an additional $0.2 million to be paid contingent upon the achievement of certain targets. This acquisition will provide ClickSoftware with Software-as-a-Service
(SaaS) capability to address the needs of small service businesses.

"In addition to having large blue-chip customers, and announcing the IMRS initiative for the mid market about 2 years ago, this acquisition - which is aimed at the low end market - will provide us with field service management solutions for every size of service business from 5 technicians to 50,000 technicians", said Dr. Moshe BenBassat, ClickSoftware's Chairman and CEO. "Having solutions which address the full market spectrum will facilitate fitting the right product for a given customer, and thus, increase our win rate and diversify our revenue streams," he added.

About ClickSoftware

ClickSoftware is the leading provider of mobile workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness. Combining educational, implementation and support services with best practices and its industry-leading solutions, ClickSoftware drives service decision making across all levels of the organization. From proactive customer demand forecasting and capacity planning to real-time decision making, incorporating scheduling, mobility and location-based services, ClickSoftware helps service organizations get the most out of their resources. With over 130 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners - ClickSoftware is uniquely positioned to deliver superb business performance to any organization. The company is headquartered in Burlington, Mass. and Israel, with offices in Europe, and Asia Pacific. For more information about ClickSoftware, please call
(781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.

This press release contains express or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal Securities Laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, visibility into future periods, growth and rates of growth, and expectations regarding future closing of contracts, receipt of orders, recognition of revenues and deferred revenues. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2008 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.